May 2007	Pricing Sheet dated May 11, 2007 relating to
Preliminary Terms No. 278 dated April 27, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
RevConsSM
Four RevConsSM Each Based on a Different Common Stock Due May 16, 2008
Reverse Convertible Securities
PRICING TERMS FOR ALL REVCONS – MAY 11, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	May 16, 2008
Payment at maturity:

Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price.
Determination date:	May 13, 2008 (three trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:	Payable monthly at the specified interest rate beginning June 16, 2007.
Pricing date:	May 11, 2007
Original issue date:	May 16, 2007
Listing:	The RevCons will not be listed on any securities exchange.
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock	Initial share price	Interest rate	Trigger price	Trigger level	Exchange ratio	CUSIP	Aggregate principal amount
Freeport-McMoRan Copper & Gold, Inc. (“FCX”)	$72.92	11.05%	$54.69	75%	13.71366	61747YBC8	$13,750,000
Norfolk Southern Corp. (“NSC”)	$55.22	9.70%	$44.174	80%	18.10938	61747YBD6	$10,100,000
Western Union Co. (“WU”)	$21.48	9.00%	$18.258	85%	46.55493	61747YBE4	$1,790,000
Whole Foods Market Inc. (“WFMI”)	$40.97	10.10%	$34.8245	85%	24.40810	61747YBF1	$14,500,000
Agent:	Morgan Stanley & Co. Incorporated
	Per FCX	Total	Per NSC	Total	Per WU	Total	Per WFMI	Total
Price to public	$1,000	$13,750,000	$1,000	$10,100,000	$1,000	$1,790,000	$1,000.00	$14,500,000
Agent’s commissions(1)(2)	$27.50	$282,215	$27.50	$205,667.50	$25	$37,210	$27.50	$292,205
Proceeds to company	$972.50	$13,371,875	$972.50	$9,822,250	$975	$1,745,250	$972.50	$14,101,250

(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).
(2)	The agent may allow a concession not in excess of $27.50 per RevCons to certain dealers (or, in the case of WU RevCons, $25.00 per RevCons), who may in turn allow a concession to other brokers or dealers not in excess of $20.00 per RevCons.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THIS OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 278 dated April 27, 2007 Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.